Exhibit 16.1

 April 6, 2020

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Commissioners:

We have read the statements made by Town Sports International Holdings, Inc. (copy attached), which we understand will be filed with the Securities and Exchange Commission, pursuant to Item 4.01 of Form 8-K, as part of the Form 8-K of Town Sports International Holdings, Inc. dated March 31, 2020. We agree with the statements concerning our Firm contained therein.

Very truly yours,

/s/ PricewaterhouseCoopers LLP
New York, New York

Attachment

ATTACHMENT

Item 4.01	Changes in Registrant’s Certifying Accountant.

On March 31, 2020, the Audit Committee (i) dismissed PricewaterhouseCoopers LLP (“PwC”), the Company’s current independent registered public accounting firm; and (ii) approved the appointment of BDO USA LLP (“BDO”) as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2020. The decision to change independent registered public accounting firms was approved by the Audit Committee.

The reports of PwC on the Company’s consolidated financial statements for the years ended December 31, 2019 and 2018 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles, other than, in the year ended December 31, 2019, to include an explanatory paragraph regarding substantial doubt as to the Company’s ability to continue as a going concern.

During the years ended December 31, 2019 and 2018, and the subsequent interim period through March 31, 2020, (i) there were no disagreements with PwC on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of PwC, would have caused them to make a reference thereto in their reports; and (ii) there were no “reportable events” requiring disclosure pursuant to paragraph (a)(1)(v) of Item 304 of Regulation S-K.

The Company provided PwC with a copy of the disclosures made pursuant to this Item 4.01 prior to the filing of this Current Report on Form 8-K and requested that PwC furnish a letter addressed to the SEC, as required by Item 304(a)(3) of Regulation S-K, which is attached hereto as Exhibit 16.1, stating whether it agrees with such disclosures, and if not, stating the respects in which it does not agree.

During the years ended December 31, 2019 and 2018, and the subsequent interim period through March 31, 2020, neither the Company nor anyone on its behalf consulted BDO regarding either: (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report nor oral advice was provided to the Company that BDO concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing, or financial reporting issue; or (ii) any matter that was the subject of a disagreement (as described in Item 304(a)(1)(iv) of Regulation S-K) or a “reportable event” (as described in Item 304(a)(1)(v) of Regulation S-K).